Ballard Power Systems

Ballard Reports Second Quarter 2008 Results

For Immediate Release – July 28, 2008

VANCOUVER, CANADA – Ballard Power Systems (TSX: BLD; NASDAQ: BLDP) announced its results for the second quarter ended June 30, 2008 today. All amounts are in U.S. dollars, unless otherwise noted.

“Product shipments were up 15% this quarter over Q2 last year and 51% year-to-date,” said John Sheridan, Ballard’s President and CEO. “Second quarter revenues were impacted by the timing of customer orders and lower engineering revenues from the automotive transaction earlier this year. On a proforma basis, year-to-date revenue increased 12% over the same period last year.”

Sheridan stated, “We are well positioned for the second half of the year and are reconfirming full-year guidance for revenue, operating cash consumption and total product shipments. We are also progressing with our strategy for accelerating fuel cell product adoption, as evidenced by recent agreements with IdaTech and ACME Tele Power, for growth in backup power in North America and India.”

FINANCIAL HIGHLIGHTS FOR SECOND QUARTER 2008
Revenue was $12.4 million in the second quarter, representing a decline of $2.0 million or 14% over the same quarter last year (2007Q2: $14.3 million). On a proforma basis, excluding automotive-related engineering development revenue following the January 31 close of the company’s automotive transaction, revenue was comparable to the same quarter last year.
Operating cash consumption1 was $5.1 million in the second quarter, an increase of $1.3 million from the second quarter of 2007 (2007Q2: $3.8 million). The slight increase in operating cash consumption was driven by lower foreign exchange gains of $3.2 million and a decline in investment income of $1.7 million.
Operating expenses, excluding depreciation and amortization, were $14.0 million in the second quarter, a $6.3 million or 31% improvement from the second quarter of 2007 (2007Q2: $20.3 million), primarily due to reduced automotive research and development expenditures.
Net loss in the second quarter was ($13.5) million or ($0.16) per share, compared to a net loss of ($11.1) million or ($0.10) per share in Q2 2007. The $2.3 million increase was primarily driven by changes in foreign exchange and investment income. The per share increase was due primarily to the 30% reduction in the number of shares outstanding as a result of the automotive transaction.
Cash reserves were $64.0 million on June 30, 2008 (2008Q1: $75.4 million). Cash usage in the quarter was from operating cash consumption and investments in Ebara Ballard, the company’s joint venture in Japan. The company believes current cash reserves are sufficient to meet planned growth and development activities to the end of 2010, without considering any possible proceeds from monetizing its interest in AFCC Automotive Fuel Cell Cooperation (AFCC).
Total product shipments were 298 in the second quarter for a total of 582 fuel cell product shipments year-to-date. This represents a 15% increase from total product shipments of 259 in Q2 2007. The company expects shipments to be more heavily weighted to the second half of the year for a total of over 1,700 units in 2008.

Ballard confirmed its full year guidance for 2008:
Revenue: $65-75 million
Operating cash consumption1: $20-30 million
Total product shipments: in excess of 1,700 units

OPERATIONAL HIGHLIGHTS FOR SECOND QUARTER 2008

Materials Handling

Ballard shipped 29 fuel cell products in the second quarter to the materials handling market, which represents a decrease compared to the 51 fuel cell products shipped in Q2 2007 and the 57 fuel cell products shipped in Q1 2008. However, the company expects to meet the target of 450 fuel cell products in materials handling in 2008.

On July 2, 2008, Ballard announced an extension to its existing supply agreement with Plug Power through December 31, 2010. The previous agreement was set to expire May 1, 2009. Under terms of the new agreement, Ballard will remain the exclusive supplier of fuel cell stacks for Plug Power’s GenDrive™ product line of fuel cell power units.

Backup Power

Ballard shipped 132 fuel cell products in the second quarter to the backup power market, which represents an increase of 187% compared to the 46 fuel cell products shipped in Q2 2007 and 38% compared to the 96 fuel cell products shipped in Q1 2008. The company expects to meet the target of 750 units in backup power in 2008.

During the quarter, Ballard announced that it has signed a multi-year supply agreement with an affiliate of the ACME Group (ACME), a leading provider of telecommunications infrastructure solutions in India, to provide fuel cells for backup power in the wireless telecom market. Ballard will supply the company’s existing Mark1020TM ACS fuel cell product as well as a new methanol-based fuel cell product currently in development, in sizes ranging from the sub-kilowatt level to 7 kilowatts.

In July, Ballard announced that it is partnering with Dantherm Power A/S, a leading global manufacturer of fuel cell systems, to provide BC Hydro with a 100 kW supplemental power product for deployment in the community of Bella Coola, British Columbia. Ballard is supplying 60 units of its Mark1020 ACS TM product, each sized to deliver 2 kilowatts of gross power, together with technical support services.

Recently, Ballard expanded its relationship with IdaTech by signing a three-year supply agreement under which Ballard will provide fuel cells for integration into IdaTech’s next generation of ElectraGen™ system. This will create 3 kilowatt and 5 kilowatt methanol-fuelled backup power solutions offering days (rather than hours) of extended runtime capability, suitable for a broad range of sites within the wireless telecom industry.

Residential Cogeneration

Ballard’s focus this year continues to be on the successful launch in Japan of the next-generation V3 residential cogeneration system and on confirming its reliability in the field. Final release of the new Mark1030TM V3 system to customers is scheduled for the third quarter.

Ballard shipped 92 fuel cell products in the second quarter in residential cogeneration, which represents a decrease from the 119 units shipped in Q2 2007 and an increase from the 49 units shipped in Q1 2008. The company expects to meet the target of 400 units in residential cogeneration in 2008.

Supporting Business Segments

Automotive

On January 31, 2008, Ballard recorded a gain of $96.8 million relating to the sale of its automotive fuel cell research and development assets to Daimler AG, Ford Motor Company and a newly created private corporation, AFCC Automotive Fuel Cell Cooperation Corp. (AFCC). Please refer to the Management’s Discussion and Analysis for further details of Ballard’s automotive transaction (“AFCC Transaction”).

During the second quarter, automotive revenue, including buses, AFCC and other automotive-related activities were $5.6 million. The decline of $0.3 million relative to the same period in 2007 (2007Q2: $5.9 million) is due to the loss of the automotive engineering development revenue as a result of the automotive transaction, partially offset by increased testing and engineering services provided to AFCC and higher light-duty automotive fuel cell shipments.

As part of the winning consortium to supply up to 20 fuel cell buses for the 2010 Olympic and Paralympic Winter Games, Ballard has completed the delivery of the first HD6 module to consortium partner ISE. This module has already been integrated into the pre-production bus and road testing is underway by ISE in San Diego. The bus will be delivered to BC Transit for performance evaluation in August.

Ballard also announced earlier today that the company has signed a two-year service agreement with Daimler AG, under which Ballard will continue providing a full service support package for fuel cell systems on six Mercedes-Benz Citaro buses. This is the third service contract awarded to Ballard for these buses, which are currently used in revenue producing service in the city of Hamburg, Germany.

Carbon Fiber Materials

Material products revenues were $3.3 million, a decrease of $0.4 million or 11% compared to the same period in 2007. The decrease is primarily due to lower volumes resulting from a labor strike that affected a key customer prior to its resolution in May 2008. The company expects this to be largely offset by incremental sales of gas diffusion layer materials in the second half of the year.

FINANCIAL RESULTS: SECOND QUARTER 2008

Our revenues for the three months ended June 30, 2008, decreased 14% to $12.4 million, compared to $14.3 million for the same period in 2007. During the second quarter of 2008, product and service revenues increased $0.8 million, or 7%, and engineering development revenue decreased $2.7 million, or 71%, compared to the same quarter last year. Product and service revenues totaled $11.2 million for the current year quarter with product revenues of $7.3 million and service revenues of $4.0 million, compared to product revenues of $7.1 million and service revenues of $3.4 million in the second quarter of 2007. The increase in product revenues of $0.2 million was driven by higher shipments of light duty automotive to AFCC, backup power and materials handling fuel cell products partially offset by lower residential cogeneration and carbon fiber products. The increase in service revenues of $0.6 million is primarily due to testing and engineering services provided to AFCC partially offset by a decline in field service for fuel cell buses. The decline in field service revenues for fuel cell buses is as expected, as fewer fuel cell buses remain in operation. Engineering development revenue of $1.1 million in the second quarter of 2008 resulted from work performed and achievement of the milestones under the 1kW residential cogeneration fuel cell development program and has decreased $2.7 million from the comparative period primarily due to elimination of automotive fuel cell program work subsequent to the closing of the AFCC Transaction.

Our net loss for the three months ended June 30, 2008 increased to $13.5 million, or ($0.16) per share, compared with a net loss of $11.1 million, or ($0.10) per share, in the second quarter of 2007. The primary reasons for the $2.3 million higher net loss in 2008 were decreases in foreign exchange gains of $3.2 million and decreases in investment income of $1.7 million. Decreases in product and service gross margins of $4.0 million and engineering development revenues of $2.7 million were more than offset by decreases in operating expenses of $6.3 million and depreciation and amortization of $2.2 million. Lower gross margins were driven by larger reductions in warranty provisions in the second quarter of 2007 compared to the second quarter of 2008 combined with reduced field service revenues for fuel cell buses, lower volumes of carbon fiber products due to the effects of a labor strike affecting a key customer (resolved in the quarter) and increased program expenditures on Power Generation non-recurring engineering government contracts. This was partially offset by new testing and engineering services provided to AFCC. The decline in operating expenses was driven by lower research and development expenses on automotive fuel cell programs as a result of the AFCC Transaction partially offset by increased investment in our material handling, backup power and fuel cell bus programs and by the effect of a stronger Canadian dollar, relative to the U.S. dollar. On a per share basis, net loss increased to ($0.16) per share in the second quarter of 2008 from ($0.10) per share in the second quarter of 2007, primarily due to the 30% reduction in the number of common shares outstanding as a result of the closing of the AFCC Transaction combined with a slightly higher net loss.

Operating cash consumption (see Non-GAAP Measures) for the three months ended June 30, 2008 increased $1.3 million to $5.1 million, compared to $3.8 million for the corresponding period in 2007. The slight increase in operating cash consumption was driven primarily by lower foreign exchange gains and a decline in investment income. Lower gross margins and engineering development revenue were more than offset by lower operating expenses and working capital requirements.

For a more detailed discussion of Ballard Power Systems’ second quarter 2008 results, please see the company’s financial statements and management’s discussion & analysis, which are available at www.ballard.com, www.sedar.com and www.sec.gov/edgar.shtml

Selected Consolidated Financial Information: Second Quarter 2008
Unaudited (Expressed in thousands of U.S. dollars, except for per share amount and number of shares)

	Three months end June 30,		Six months ended June 30,
	2008	2007	2008	2007
Revenues:
Product and service revenue	$11,222	$10,464	$23,909	$20,142
Engineering development revenue	1,129	3,841	4,485	7,759

Total revenues	12,351	14,305	28,394	27,901
Cost of revenues and expenses:
Cost of product and service revenues	9,438	4,653	19,967	11,122
Research and product development	9,137	14,679	20,461	27,909
General and administrative	2,971	3,403	6,926	6,787
Marketing and business development	1,877	2,190	3,654	4,082
Depreciation and amortization	1,474	3,722	3,068	7,401

Total cost of revenues and expenses	24,897	28,647	54,076	57,301

Loss before undernoted	(12,546)	(14,342)	(25,682)	(29,400)
Investment and other income	1,744	6,194	1,916	9,091
Gain (loss) on disposal & write-down of long-lived assets	1	—	(18)	(20)
Gain (loss) on sales of assets	(71)	—	96,845	—
Equity in loss of associated companies	(2,612)	(2,651)	(5,481)	(4,986)

Income (loss) from continuing operations before income taxes	(13,484)	(10,799)	67,580	(25,315)
Income taxes	(3)	15	16	15

Income (loss) from continuing operations for period	(13,481)	(10,814)	67,564	(25,330)
Income (loss) from discontinued operations for period	—	(326)	—	(64)
Net income (loss) for period	$(13,481)	$(11,140)	$67,564	$(25,394)

Basic earnings (loss) per share	$(0.16)	$(0.10)	$0.77	$(0.22)
Diluted earnings per share	$—	$-	$0.76	$—

Weighted average number of common shares outstanding-basic	82,086,487	114,591,281	87,766,654	114,481,468
Cash used by operations	$(4,505)	$(2,348)	$(12,618)	$(17,504)
Capital expenditures	(555)	(1,420)	(1,610)	(2,365)

Operating cash consumption (End note 1)	$(5,060)	$(3,768)	$(14,228)	$(19,869)

June 30,				December 31,
			2008	2007

Total cash, cash equivalents and short term investments			$64,045	$145,574

CONFERENCE CALL: SECOND QUARTER 2008

Ballard will hold a conference call to discuss its second quarter 2008 results on Tuesday, July 29th 2008 at 8:00 a.m. PT (11:00 a.m. ET). On July 29th, 2008, access to the live call will be on telephone number (604) 638-5340. A link to the simultaneous audio web cast will also be available on the homepage of Ballard’s website at www.ballard.com. Following the call, a recording will be available for 24 hours immediately afterwards at (604) 638-9010 (Confirmation Number: 6325#). The audio web cast with slides will be posted and archived by the end of the day on July 29th, 2008 in the Investor Events & Conference Calls section of Ballard’s website.

About Ballard Power Systems
Ballard Power Systems (TSX: BLD; NASDAQ: BLDP) is recognized as a world leader in the design, development, manufacture and sale of clean energy fuel cell products. Ballard’s mission is to accelerate fuel cell product adoption. To learn more about what Ballard is doing with Power to Change the World®, visit http://www.ballard.com/.

This release contains forward-looking statements that are based on the beliefs and assumptions of Ballard’s management and reflect Ballard’s current expectations as contemplated under section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such assumptions relate to our financial forecasts and expectations regarding our product development efforts, manufacturing capacity, and market demand. These statements involve risks and uncertainties that may cause our actual results to be materially different, including, without limitation, the rate of mass adoption of our products, product development delays, changing environmental regulations, our ability to attract and retain business partners and customers, our access to funding, increased competition, our ability to protect our intellectual property, changes in our customers’ requirements, and our ability to provide the capital required for product development, operations and marketing. Readers should not place undue reliance on Ballard’s forward-looking statements and Ballard assumes no obligation to update or release any revisions to these forward looking statements. For a detailed discussion of the risk factors that could affect Ballard’s future performance, please refer to our most recent Annual Information Form.

Endnotes:
1 Operating cash consumption is a non-GAAP measure used to assist in assessing Ballard’s financial performance. Non-GAAP measures do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other companies. Operating cash consumption measures the amount of cash required to fund the operating activities of Ballard’s business and excludes financing and investing activities except for additions to property, plant and equipment.

Ballard, the Ballard logo and Power to Change the World are registered trademarks of Ballard Power Systems Inc.

For further information, or to arrange an interview, please call:
Guy McAree
604-412-7919
guy.mcaree@ballard.com